UNDISCOVERED MANAGERS FUNDS

Amendment to the Declaration of Trust
Second Amended and Restated Establishment and
Designation of Series of Shares of
Beneficial Interest
dated April 28, 2009

          Pursuant to Article III, Section 1 and Article IX, Section 8 of the Declaration of Trust, of the Undiscovered Managers Investment Trust, dated December 3, 1997 and amended November 10, 2005, the Trustees of the Trust hereby Amend and Restate the Establishment and Designation of Series of shares appended to the Declaration of Trust to account for the liquidation of the Undiscovered Managers Small Cap Growth Fund effective Nay 15, 2009, as approved by the Board of Trustees pursuant to Article IX, Section 5 of the Declaration of Trust.

          1. The Designation of Series is being amended and restated in its entirety as follows:

Undiscovered Managers Behavioral Growth Fund
Undiscovered Managers Behavioral Value Fund
JPMorgan Realty Income Fund

          2. Each series shall be authorized to invest in cash, securities, instruments, and other property as from time to time described in the Trust’s then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of such series. Each share of each of each series shall be redeemable, shall be entitled to one vote or fraction thereof in respect of a fractional share on matters on which shares of that series shall be entitled to vote, shall represent a pro rata beneficial interest in the assets allocated or belonging to such series, and shall be entitled to receive its pro rata share of the net assets of such series upon liquidation of the series, all as provided in the Declaration of Trust.

          3. Shareholders of each series shall vote separately as a class on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to such series as provided in, Rule 18f-3, as from time to time in effect, under the Investment Company Act of 1940, as amended, or any successor rule, and by the Declaration of Trust.

          4. The assets and liabilities of the Trust shall be allocated among these series as set forth in the Declaration of Trust.

          5. Subject to the provisions of the Declaration of Trust, the Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of any series now or hereafter created, or to otherwise change the special and relative rights of any such series.

          IN WITNESS WHEREOF, the undersigned have executed this instrument as of the date first written above. This instrument may be executed by the Trustees on separate counterparts but shall be effective only when signed by a majority of the Trustees.

/s/ William J. Armstrong	/s/ John F. Finn

William J. Armstrong	John F. Finn

/s/ Matthew Goldstein	/s/ Robert J. Higgins

Dr. Matthew Goldstein	Robert J. Higgins

/s/ Peter C. Marshall	/s/ Marilyn McCoy

Peter C. Marshall	Marilyn McCoy

/s/ William G. Morton, Jr.	/s/ Robert A. Oden, Jr.

William G. Morton, Jr.	Robert A. Oden, Jr.

/s/ Fergus Reid, III	/s/ Frederick W. Ruebeck

Fergus Reid, III	Frederick W. Ruebeck

/s/ James J. Schonbachler	/s/ Frankie D. Hughes

James J. Schonbachler	Frankie D. Hughes

/s/ Leonard M. Spalding, Jr.

Leonard M. Spalding, Jr.